Exhibit II
CRUDE CARRIERS CORP. REPORTS MANAGEMENT SHARE PURCHASES
ATHENS, Greece, March 23, 2010 — Crude Carriers Corp. (NYSE: CRU), a tanker company focusing on the maritime transportation of crude oil cargoes, announced today that on Monday, March 22, 2010, the Company’s Chairman and Chief Executive Officer, Mr. Evangelos Marinakis, purchased 70,000 shares of Crude Carriers’ common stock at a cost basis of $16.22 per share.
In addition, as already announced, on Friday, March 19, 2010, the Company’s President, Mr. Ioannis Lazaridis, purchased 5,000 shares of Crude Carriers common stock at a cost basis of $16.25 per share and the Company’s Chief Financial Officer, Mr. Jerry Kalogiratos, purchased 3,000 shares of common stock at a cost basis of $16.21 per share.
All transactions were completed on the open market.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a newly formed Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company’s common shares trade on The New York Stock Exchange under the symbol “CRU”.
For further information please contact:

Company contacts:	Investor Relations / Media:

Ioannis Lazaridis, President	Nicolas Bornozis, President
+30 (210) 4584 950	Capital Link, Inc.
i.lazaridis@crudecarrierscorp.com	230 Park Avenue — Suite 1536
New York, NY 10160, USA
Jerry Kalogiratos, CFO	Tel: (212) 661-7566
+30 (210) 4584 950	Fax: (212) 661-7526
j.kalogiratos@crudecarrierscorp.com	E-mail: crudecarriers@capitallink.com

www.capitallink.com